SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 8, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 8, 2008

TAM Receives Award for Financing of B777-300ER Aircraft

“Aircraft Leasing Deal of The Year” award conferred on the Company in London by
Jane’s Transport Magazine

São Paulo, December 8, 2008 – TAM (NYSE: TAM; Bovespa: TAMM4) has just received the “Aircraft Leasing Deal of The Year” award for the innovative and favorable terms it obtained to finance four B777-300ER aircraft ordered from Boeing on the basis of a financial leasing operation. The granting of the award by the British publication Jane’s Transport was carried out at a ceremony in London attended by TAM’s manager of International Contracts, José Zaidan Maluf.

In July of 2008 TAM received a financial guarantee from Export-Import Bank of the United States (Ex-Im Bank) to make possible the financing of four aircraft. Four other international financial institutions took part in the operation: PEFCO – Private Export Funding Corporation, Calyon Corporate and Investment Bank, Natixis and Société Générale Corporate & Investment Banking.

Two of the aircraft have already been delivered by the Boeing plant in Seattle over the last six months. The third and fourth planes will be delivered this month and in January, respectively, in keeping with the conditions of the financing that was contracted.

For Líbano Barroso, TAM’s Vice President for Finance, Management and IT, “this award is the result of the solidity that the company has shown in its balance sheets, which we credit to the efficiency of our domestic and international operations, as well as our financial management, based on our conservative risk management policy.”

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and closed October with a 51.8% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the domestic market, through commercial agreements with regional companies. Among Brazilian airline companies operating internationally, TAM's international market share was 83.8% in October. Its international operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Additionally, it has code sharing agreements with international airline companies, allowing passengers to travel to another 64 destinations in the USA, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil, which currently has 5.2 million associates and has redeemed more than 6.4 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.